Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of STERIS plc pertaining to the Cantel Medical Corp. 2020 Equity Incentive Plan (as assumed and amended effective June 2, 2021) and the Cantel Medical Corp. 2016 Equity Incentive Plan of STERIS plc (as assumed and amended effective June 2, 2021) of our reports dated May 28, 2021, with respect to the consolidated financial statements and financial statement schedule of STERIS plc and the effectiveness of internal control over financial reporting of STERIS plc (excluding the internal control over financial reporting of entities that were acquired during fiscal year 2021) included in its Annual Report (Form 10-K) for the year ended March 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio

June 2, 2021